Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 9, 2013

VIA EDGAR AND OVERNIGHT COURIER

Ms. Jennifer Gowetski

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Hospitality Trust, Inc. Amendment No. 2 to Registration Statement on Form S-11 Filed November 14, 2013 File No. 333-190698

Dear Ms. Gowetski:

On behalf of American Realty Capital Hospitality Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-11 (File No. 333-190698) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated December 2, 2013.

For convenience of reference, each Staff comment contained in your December 2, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you four courtesy copies of Amendment No. 3, filed by the Company on the date hereof and four copies of Amendment No. 3 which are marked to reflect changes made to the Registration Statement filed with the Commission on November 14, 2013 (the “Marked Copies”). The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

December 9, 2013

General

1.	We note your response to comment 1 in our letter dated October 22, 2013 and will continue to monitor. Please note that we will not be in a position to declare your filing effective until we have had an opportunity to review such materials.

We have provided supplementally to the Staff support for all quantitative and qualitative business and industry data used in the Registration Statement and acknowledge the above comment.

Financing, page 108

2.	It appears your disclosures indicate that the purchase price for the membership interest purchase agreement by AR Capital, LLC with Barceló Crestline Corporation (BCC) was financed with the proceeds of a promissory note to be made by your operating partnership and that you will need to reserve funds for such purpose. Please clarify the rationale for your operating partnership to take on this obligation on behalf of AR Capital, LLC and how this obligation has been reflected within your financial statements. To the extent you have not, please indicate your basis for exclusion.

The disclosure under the heading “Management  —  Membership Interest Purchase Agreement with Barceló Crestline Corporation — Financing” on page 108 of the prospectus has been revised as requested.  In addition, Note 5 to the Unaudited Pro Forma Consolidated Balance Sheet on page F-3 and Note 4 to the Unaudited Pro Forma Consolidated Statement of Operations on page F-5 have been clarified as requested.

Liquidity and Capital Resources, pages 161 - 162

3.	Please expand your discussion to also disclose the amount of organizational and offering costs incurred/paid on your behalf since September 30, 2013, if material.

The disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” on page 162 of the prospectus has been revised as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Operating Results, page 160

4.	Please revise to provide the Occupancy, ADR and RevPAR figures separately for the hotels that will be consolidated assets and hotels that will be unconsolidated joint ventures or advise.

The disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Operating Results” beginning on page 160 of the prospectus has been revised as requested.

December 9, 2013

5.	Please revise to discuss with greater specificity the RevPAR growth rate figures you have included, including a discussion of the data used for these calculations.

The disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Operating Results” beginning on page 160 of the prospectus has been revised as requested.

Description of Potential Real Estate Investments, page 169

6.	We note your disclosure in the second paragraph on page 169 regarding amending this prospectus to include any required financial statements. We further note the financial statements beginning on page F-1. Please revise your disclosure on page 169 accordingly or advise.

The disclosure under the heading “Description of Potential Real Estate Investments — Potential Acquisitions” on page 169 of the prospectus has been revised as requested.

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013, page F -2

7.	Please revise to include a column for the historical financial information for the Barceló Portfolio that agrees to the unaudited financial statements of the Barceló Portfolio provided elsewhere within your registration statement and a separate column for any adjustments to the historical financial information to arrive at your pro forma balance sheet. Each of the adjustments should then be cross referenced to a note disclosure explaining how the adjustments were derived.

The disclosure on page F-2 has been revised as requested.

8.	We note from disclosures on page 171 that the sellers of the properties you plan to acquire will be entitled to an earn-out payment calculated based upon an earnings target for hotel operations during the second year following acquisition. Please clarify how this earn-out obligation has been reflected within your unaudited pro forma consolidated balance sheet as of September 30, 2013.

The contingent consideration relating to the earn out described on page 171 has been reflected on the Unaudited Pro Forma Consolidated Balance Sheet on page F-3.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page F-3

9.	Reference is made to Note (3), we note that estimates of value are made using customary methods, including the data from appraisals, comparable sales, discounted cash flow analysis and other methods. It appears your process utilizes multiple valuation techniques, such as the market approach, income approach, and the cost approach. To the extent the process was consistent for all line items, please revise note (2) to provide a description of each technique, the significant inputs utilized for each technique, and the weight placed on each technique in arriving at your estimates of value To the extent each technique was not equally weighted, please discuss how you determined the weight placed on each technique and disclose the range in potential assumed public offering prices that could have resulted assuming a different weighting of each technique utilized. If different methods were used for each specific line item, please discuss each adjustment separately and provide a distinct footnote explanation.

We respectfully advise the staff that our method in determining estimates of value utilizes the income approach (discounted cash flow analysis) for all line items. As we do not use multiple valuation techniques, there is no need to use weighting. We have revised the disclosure on page F-3 to clarify.

December 9, 2013

Unaudited Pro Forma Consolidated Statement of Operations, page F-4

10.	Please clarify whether the historical financial statements of the Barceló Portfolio are indicative of your ongoing entity. To the extent they are not, your pro forma financial information should reflect the impact of any differences to the extent they are factually supportable and have an ongoing impact. Examples of such differences may include termination or revision of possible cost sharing agreements. Please clarify or revise accordingly

We confirm to the Staff that the historical financial statements of the Barceló Portfolio as presented in the prospectus are indicative of our ongoing entity.  We have made adjustments on page F-4 for the appropriate items and have considered whether there are any other differences that may need to be adjusted for, such as possible cost sharing agreements or other agreements that may have been terminated upon acquisition.  We are not aware of any such agreements that would require us to include further adjustments.

Barceló Portfolio (Predecessor)

Note 1 – Description of Business and Basis of Presentation, pages F-37 – F-38

11.	We note that the accompanying combined financial statements include allocations deemed reasonable by management to present the combined financial statements on a stand-alone basis. You also indicate that descriptions of these methodologies have been described in your note disclosures where appropriate. We could not locate such discussions, please revise to provide a description of the types of expenses that have been allocated and the methodology utilized for the allocation. In addition, to the extent practicable and material, please disclose for each income statement period, your estimates of what these expenses would have been had the combined entity operated as an unaffiliated entity. Reference is made to Question 2 of SAB Topic 1B.

We respectfully advise the staff that the methodologies used for allocations relating to the Barceló Portfolio’s mortgage notes payable and interest rate swap agreements are described in Note 5 and Note 6 on pages F-44 and F-45, respectively. We further advise the Staff that no other allocations were used to derive the combined financial statements of the Barceló Portfolio on a stand-alone basis. We have revised the disclosure on pages F-37 and F-38 to clarify.

December 9, 2013

Note 3 – Variable Interest Entities and Investments in Unconsolidated Affiliates, pages F-41 – F-42

12.	Please provide to us your evaluation of Rule 3-09 of Regulation S-X in determining whether any of the equity method investments are significant to require separate audited financial statements.

We supplementally advise the Staff that the Company qualifies and is filing the Registration Statement as a smaller reporting company, and therefore Rule 3-09 of Regulation S-X is not applicable.  The Company has included additional disclosure regarding its unconsolidated joint ventures for all periods presented in accordance with Rule 8-03 of Regulation S-X. Please see page F-43 for such additional disclosures. We further advise the Staff that the Company qualified as a smaller reporting company at the time of the initial filing of the Registration Statement on August 19, 2013. We have made the determination to provide the more scaled disclosure applicable to smaller reporting companies that was previously available to the Company in connection with Amendment No. 3.

13.	Please revise to disclose your maximum exposure to loss as a result of your involvement with the VIE. Reference is made to paragraph 810-10-50-4 of the Financial Accounting Standards Codification.

We have revised the disclose relating to VIEs in all periods presented in accordance with paragraph 810-10-50-4 of the Financial Accounting Standards Codification on page F-42.

Schedule III – Real Estate And Accumulated Depreciation, pages F-48 – F-49

14.	Please revise to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes. Reference is made to Rule 12-28 of Regulation S-X.

The disclosure on page F-49 has been revised as requested.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld

Steven L. Lichtenfeld

cc:	Shannon Sobotka

Wilson Lee

Jerard Gibson